Exhibit 21.1

PMC-SIERRA, INC.

LIST OF SUBSIDIARIES (All 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
PMC-Sierra Ltd.	British Columbia, Canada
PMC-Sierra Israel, Ltd.	Herzliya, Israel
PMC-Sierra US, Inc.	Delaware, USA
PMC-Sierra International Sdn. Bhd.	Penang, Malaysia